

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Mike Brooks, Chief Executive Officer
Rocky Brands, Inc.
39 E. Canal Street
Nelsonville, Ohio 45764

> **Re: Rocky Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on March 2, 2010**
> **File No.: 001-34382**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K Filed on March 2, 2010
Business, page 3

1.   We note the disclosure on page nine that you have one third-party manufacturer that accounts for approximately 21% of net sales in 2009. Please confirm that in future filings you will provide the name of the principal supplier, as required by Item 101(h)(4)(v) of Regulation S-K. Also, please confirm in future filings you will file any agreements with this supplier as exhibits.

2.   Please confirm in future filing that you will disclose the duration of the patents and licensing agreements. See Item 101(h)(vii) of Regulation S-K. In addition, please confirm in future filings you will add disclosure to this section of the material terms of the licensing agreement with W.L. Gore & Associates, as referenced on page 12.

3.   Please confirm in future filings you will disclose the number of full time employees, in addition to the total number of employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

4.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. Please confirm in future filings you will revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

<u>Exhibits, page 33</u>

5.   We note that Exhibits 10.19 and 10.20 are missing exhibits, schedules, or attachments. We also note that Exhibit 10.1 to the Form 8-K filed on January 12, 2005, Exhibit 10.1 to the Form 8-K filed July 5, 2006, Exhibit 10.1 to the Form 8-K filed on November 13, 2006, Exhibit 10.1 to the Form 10-Q filed May 9, 2007, and Exhibit 10.1 to the Form 8-K filed October 21, 2010 were not filed in their entirety. We also note that amendment number 2 to the loan and security agreement dated April 30, 2006 does not appear to have been filed as an exhibit. Please confirm that you will file these exhibits in their entirety, as required by Item 601(b)(10) of Regulation S-K, with your next periodic report.

<u>Definitive Proxy Statement Filed on April 23, 2010</u>

<u>Election of Directors, page 2</u>

6.   Please confirm in future filings that you will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors or nominees should serve on the board in light of the your business and structure. We note the mere listing of your directors' business experience is insufficient to meet the requirements of Item 401(e) of Regulation S-K. Please also provide us with draft disclosure in a supplemental response letter.

Information Concerning the Board of Directors and Corporate Governance, page 5

7.   We note on page six of your proxy statement you disclose your nominating committee reviews director candidate's "character, judgment, and skills, including financial literacy, and experience in the context of the needs of the Board of Directors." Please confirm in future filings you will provide disclosure as to whether, and if so how, you consider diversity in identifying nominees for director, as required by Item 407(c)(2)(vi) of Regulation S-K. Please also provide us with draft disclosure in a supplemental response letter.

8.   Please confirm in future filings you will provide the disclosure required by Item 407(h) of Regulation S-K. Please also provide us with draft disclosure in a supplemental letter.

Executive Compensation, page 10

9.   We note your disclosure on page 11 that your compensation committee typically meet with "outside advisors." Please confirm in future filings you will provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K to the extent compensation consultants were utilized. Please also provide us with draft disclosure in a supplemental response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: James E. McDonald, CFO
        Fax: 740-753-4024